Exhibit 99.1

2006/2007 interim net sales: € 3,507 million

1st Half Year organic growth*: +9.7%

Outstanding Q2 organic growth: +12.4%

Upward revision of full-year sales organic growth: in excess of +6%

Press release - Paris, 25 January 2007

Pernod Ricard 2006/2007 interim consolidated net sales (1 July to 31 December 2006) - excluding tax and duties - totalled € 3,507 million, an increase of 7.3%.

This growth resulted from:

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excellent 9.7% organic growth*

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an unfavourable (2.7%) foreign exchange impact, primarily due to the US dollar,

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a Group structure effect limited to 0.7%.

Spirits recorded organic growth* of 12.5% thanks to excellent performances in Asia/Rest of World and Americas – which now represent 56% of net sales – and stronger growth in Europe and France.  Wines were down 1.1%, as growth by the original Allied Domecq brands, notably Perrier-Jouët and Montana, was offset by the decline of Australian wine brands.

Over the 2006/2007 1st half-year, the 15 strategic brands grew by 9% in volume and 14% in value (organic growth*).  All brands reported strong growth: Stolichnaya (+29%), Ballantine’s (+22%), Martell (+17%), Malibu (+10%), Havana Club (+14%), Beefeater (+13%), Jameson (+11%)... The strength of luxury and prestige brands should be highlighted, in particular The Glenlivet 15 years (+61%), Ballantine’s 21 years (+37%), Perrier-Jouët Belle Epoque (+51%), Chivas 18 years (+32%), Martell Cordon Bleu (+37%) and Royal Salute (+16%).

Over the 2nd quarter alone, consolidated net sales increased by 6.1% to € 2,051 million, that is outstanding organic growth of 12.4%; group structure and foreign exchange having adverse impacts of (2.8%) and (3.2%), respectively.

Double-digit growth in Asia/Rest of World and Americas

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Asia/Rest of World: € 980 million (up 11.3%, that is organic growth* of 12.1%)

Ballantine’s and Martell were the two main growth drivers.

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China continued its vigorous growth, in spite of the later date of Chinese New Year whose positive impact will be fully felt in Q3,

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India: excellent Q2 thanks to local brands (Royal Stag and Imperial Blue) and imported brands,

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Thailand: a market situation that remained difficult, in spite of the recovery in Q2,

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Australia and New Zealand: increase in local sales of Montana and spirits,

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South Africa: outstanding performance by Jameson and Olmeca.

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Americas: € 984 million (up 10.0%, that is organic growth* of 14.0%**)

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In North America (US, Canada, Mexico), organic growth* was 12.7%**, enhanced by favourable comparison bases.

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in the US: dynamic sales, driven by growth by Jameson, The Glenlivet, Stolichnaya, Malibu, as well as by Mumm Napa and Perrier-Jouët,

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in Mexico: significant increase by imported spirits, as well as by local brandies Don Pedro and Presidente,

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in Canada: Kahlua, Ballantine’s, Stolichnaya, Jameson and Havana Club brands registered the strongest increases.

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In Central and South America, organic growth* was 19.5%.  Chivas Regal (Venezuela, Central America) and Havana Club (Cuba, Chile) stood out among strategic brands, Montilla (Brazil) and Something Special (Venezuela) among local brands.

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Europe: € 1,175 million (up 3.4%, that is organic growth* of 6.6%**)

Most key markets experienced strong growth:

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Spain thanks to Ballantine’s (benefiting from the termination of parallel sales) and Beefeater,

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Germany with Ballantine’s, Havana Club, Malibu and Amaro Ramazzotti,

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Greece with Chivas Regal, Ballantine’s, Havana Club and Stolichnaya,

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Russia: very strong growth by Jameson, Olmeca and Martell (in particular superior qualities),

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Most Eastern European countries are performing well (notably with Ballantine’s Finest),

However, Italy and the UK remained difficult.

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France: € 368 million (up 3.2%, that is organic growth* of 1.8%)

France confirmed its return to more buoyant conditions with organic sales growth of 2.6% in the 2nd quarter.

Over the whole 2006/2007 1st half-year, the most marked increases were achieved by Ballantine’s (+21%), Havana Club (+13%) and Chivas Regal (+5%).  In a nearly stabilised aniseed market (down 0.7%), Ricard maintained its growth (+4%), enhanced by sales in anticipation of the price rise.  Mumm champagne experienced a slight decline following repositioning of the brand price, while Perrier-Jouët recorded double-digit growth.

Conclusion and outlook

Commenting on these results, Patrick Ricard declared: “Our excellent 2006/2007 1st half-year net sales testify to the strength of our global network and to the quality of our portfolio, driven by luxury and prestige brands.  This outstanding performance leads us to review our 2006/2007 full-year sales objectives upwards, in spite of less favourable comparison bases in the 2nd half-year.  We now anticipate net sales organic growth in excess of 6%.”

These favourable prospects should offset the effect of the rise in interest rates in Europe and the US which should lead to an average cost of debt servicing of around 5% (compared to 4.5% originally expected). Pernod Ricard thus confirms its guidance for the 2006/2007 financial year, of strong double digit growth in net profit from ordinary activities (Group Share), excluding foreign exchange effect.

* Measured from August to December for Allied Domecq brands and over the full 6 months for original brands

** Excluding bulk spirits sales

Shareholders’ agenda: 2006/2007 interim results, Thursday 8 March 2007

Pernod Ricard contacts
Francisco de la VEGA / Communication VP	+33 (0)1 41 00 40 96
Denis FIEVET/ Financial Communication - Investor Relations VP	+33 (0)1 41 00 41 71
Patrick de BORREDON/ Investor Relations Advisor	+33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	+33 (0)1 41 00 40 88

Appendices H1 2006/07 (*)

Net sales split as at 31 December 2006 (€ million)

	H1 2005/2006		H1 2006/2007		Variation		Organic growth, excluding bulk spirits sales		Organic growth, including bulk spirits sales

Wines & Spirits France	357	11%	368	10%	11	3%	6	1.8%	6	1.8%
Wines & Spirits Europe	1 136	35%	1 175	33%	39	3%	69	6.6%	63	6.0%
Wines & Spirits Americas	895	27%	984	28%	90	10%	115	14.0%	128	15.3%
Wines & Spirits Asia/Rest of the world	880	27%	980	28%	100	11%	105	12.1%	105	12.1%

Total Group	3 268	100%	3 507	100%	239	7.3%	295	9.6%	302	9.7%

	Forex impact		Perimeter impact		Bulk impact

Wines & Spirits France	0	0%	5	1%	0
Wines & Spirits Europe	-2	0%	-23	-2%	-6
Wines & Spirits Americas	-54	-6%	16	2%	13
Wines & Spirits Asia/Rest of the world	-31	-4%	26	3%	0

Total Group	-87	-2.7%	24	0.7%	7

Volume and organic growth of strategic brands

H1 2007	Variation	Volume	Net sales
	in volume	organic growth	organic growth

Chivas regal	1%	1%	3%
Ballantine’s	11%	22%	29%
Ricard	1%	1%	1%
Martell	17%	17%	25%
Malibu	4%	10%	15%
Kahlua	5%	12%	20%
Jameson	11%	11%	18%
Beefeater	5%	13%	23%
Stolichnaya	25%	29%	32%
Havana Club	14%	14%	11%
The Glenlivet	17%	17%	19%
Jacob’s Creek	0%	0%	-3%
Mumm	3%	3%	6%
Perrier Jouet	26%	25%	43%
Montana	11%	11%	13%
15 Strategic brands	7%	9%	14%
** Volume organic growth from August to December for AD brands

Forex impact

	Forex impact H1 2007	% forex impact

US Dollar and ass,	-45	52%
MYR, HKD, CNY	-7	8%
Australian Dollar	-6	7%
New Zealand Dollar	-8	10%
Indian Roupie	-6	7%
Mexican Peso	-8	9%
Other currencies	-7	8%
TOTAL	-87	100%
(*) period from 1st July 2006 to 31st December 2006

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